Exhibit 99.4

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements as of March 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements for 2025 and 2024

Operadora Hotelera GI, S. A. de C. V.
Condensed Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Mexican pesos)

	Notes	March 31,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents	3	$25,487,242	$11,039,234
Trade receivables		59,836,807	54,003,067
VAT receivable		6,231,982	3,848,994
Other receivables		16,524,233	5,556,151
Due from related parties	4	40,800	12,732,729
Prepayments		5,257,267	13,023,764
Inventories		9,558,159	8,861,561
Total current assets		122,936,490	109,065,500

Equipment, net		600,839	632,025
Right of use assets, net	5	460,418,528	498,036,791
Guarantee deposits		-	-
Deferred tax asset		31,453,258	13,559,134
Total non-current assets		492,472,625	512,227,950

Total assets		$615,409,115	$621,293,450

Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable and accumulated expenses		$176,509,253	$141,874,478
Advance customers		6,498,891	11,819,944
Due to related parties	4	13,133,868	20,542,269
Lease liabilities	5	46,952,914	131,996,089
Income tax payable		5,693,528	5,438,942
Employees’ statutory profit sharing		59,032	59,032
Total current liabilities		248,847,486	311,730,754

Non-current Liabilities:
Lease liabilities, excluding current portion	5	470,381,901	395,224,035
Employee benefits		1,503,583	1,503,583
Deferred tax liabilities		-	-
Total non-current liabilities		471,885,484	396,727,618

Total liabilities		720,732,970	708,458,372

Stockholders’ Equity
Common stock	8	260,001	260,001
Accumulated deficit		(104,998,385)	(86,839,452)
Other comprehensive income		(585,471)	(585,471)
Total Stockholders’ Equity		(105,323,855)	(87,164,922)

Total Liabilities and Stockholders’ Equity		$615,409,115	$621,293,450

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.
Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the three-month period ended March 31, 2025 and 2024
(Mexican pesos)

		For the three-month periods ended March 31,
	Notes	2025	2024

Revenue	6	$166,076,442	$58,743,628
Direct and selling, general and administrative expenses:
Employee benefits		61,374,029	18,912,176
Food & beverage and service cost		27,207,279	1,044,162
Sales commissions		5,455,870	-
Management fees to hotel operators		8,192,801	-
Depreciation and amortization		37,649,449	36,075,730
Licenses and permits		20,872	9,325,058
Professional fees		99,808	50,307
Administrative fees		496,860
Maintenance and conservation		8,463,769	-
Utility expenses		7,922,642	3,436
Advertising		10,800,915	229,903
Insurance		10,042,083	603,584
Leases		21,846	20,964
Cleaning and laundry		1,148,268	-
Bank fees		291,319	5,068
Other costs		13,197,873	13,319,931
Total direct and selling, general and administrative expenses		192,385,683	79,590,319

Other income		849,031	-
Exchange rate (expense) income, net		(2,897,236)	(74,667)
Interest expense		(7,695,611)	(10,489,209)
Loss before income taxes		(36,053,057)	(31,410,567)

Income taxes	7	(17,894,124)	-

Net loss for the period		$(18,158,933)	$(31,410,567)

Total comprehensive loss		$(18,158,933)	$(31,410,567)

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the three-month period ended March 31, 2025 and 2024
(Mexican pesos)

				Other Comprehensive Income
	Note	Common Stock	Retained earnings (Accumulated Deficit)	Remeasurement of net defined benefit liability net of deferred income tax	Total
Balance as of January 1, 2024		$260,001	$10,840,751	$(32,554)	11,068,198

Comprehensive loss for the period		-	(31,410,567)	-	2,397,605

Balance as of March 31, 2024		260,001	(20,569,816)	(32,554)	20,342,369

Balance as of January 1, 2025		260,001	(86,839,452)	(585,471)	87,164,922

Comprehensive loss for the period		-	(18,158,933)	-	(18,158,933)

Balance as of March 31, 2025		$260,001	$(104,998,385)	$(585,471)	$(105,323,855)

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Cash Flows
For the three-month period ended March 31, 2024 and 2024
(Mexican pesos)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from operating activities:
Loss before income taxes	$(36,053,057)	$(31,410,567)
Adjustments for:
Depreciation of property, construction in process and equipment	31,186	-
Depreciation of right of use assets	37,618,263	36,075,730
Interest expense lease liability	7,695,983	10,489,209
	9,292,375	15,154,372
Changes in:
Increase in VAT and other receivables	(13,351,070)	(1,235,640)
Increase in trade receivables	(5,833,740)	-
Decrease (increase) in related parties, net	5,283,528	(121,059)
Decrease in prepayments	7,766,497	6,799,031
Increase in inventory	(696,598)	(521,010)
Increase in trade payables and taxes	31,362,374	19,031,741
Increase in employee benefits	-	524,603
Income tax paid	(1,794,066)	-
Net cash flows from operating activities	32,029,300	39,632,038

Cash flows from financing activities:
Payments of leasing liabilities	(17,581,292)	(31,896,416)
Net cash flows (used in) financing activities	(17,581,292)	(31,896,416)

Net increase in cash and cash equivalents	14,448,008	7,735,622

Cash and cash equivalents at the beginning of the period	11,039,234	1,068,277

Cash and cash equivalents at the end of the period	$25,487,242	$8,803,899

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Notes to the Condensed Interim Financial Statements
As of March 31, 2025 and December 31, 2024, and
for the three-month period ended March 31, 2025, and 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On June 26, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V. (the “Company”) has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City. The Company is part of Grupo Murano (the “Group”) a Mexican development Group with  experience in  structuring, developing and assessment of industrial, residential, corporate office and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and real estate projects, among others including managing luxury hotels in urban and beach resort destinations.

The Company is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company’s management and board of directors, following recent market developments and market outlook, have updated the Company’s  strategic development pipeline as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025, see Notes 2c. and 10 for additional reference about covenants compliance. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

b.	Significant transactions

i.	On July 30, 2024 the Company signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

ii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iii.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV (sub holding Company of the Group based in Mexico) and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company on NASDAQ since that date.

iv.
On September 12, 2024, Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust”), a related party of the Company, closed a 144A bond financing, issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date and both credits were used to develop the phase I of the GIC Complex in Cancun. The Company is a guarantor under the indenture governing the senior notes and pledged its collection rights in respect of the Vivid and Dreams hotels. The senior notes mature in September 12, 2031 and bear interest at an annual rate of 11% plus 3% of payment in kind interest capitalized over the first three years of the issuance).

v.
On October 17, 2024, Murano PV and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to fund the Group’s working capital needs and compliance with its financial obligations including the conclusion of phase I of the GIC Complex. This loan matures on October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059.  The loan bears interest at an annual rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year, and all interest will be capitalized during the term of the loan,  not being in default of any covenants under this loan agreement  is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Company, the Board of Directors has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Board of Directors.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Company´s last annual financial statements as of and for the year ended December 31, 2024.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 and for the period ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Company will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is an early-stage, as of March 31, 2025, the total current liabilities exceed the amount of total current assets and has lost more than two thirds of its capital stock which under the Ley General de Sociedades Mercantiles in Mexico its cause of dissolution.  Based upon the Company’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

Certain covenant tests will arise, under the terms of the Senior Notes issued by Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “ Issuer Trust”, a related party of the Company where  the Company is a mortgage guarantor), during the following twelve months after the condensed interim financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Company has hired professional specialist advisors who are experienced in debt restructuring, to advise the Company on a plan to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Company’s lender, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful and will mitigate the risk over the Company’s ability to continue as a going concern. The Company has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the condensed interim financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotel that is already in operation, and future financing options available to the Company and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Company as March 31, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s last annual audited financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Company’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of March 31, 2025 and December 31, 2024 cash and cash equivalents is as follows:
	As of
	March 31, 2025	December 31, 2024

Cash	$346,909	$341,610
Bank deposits	25,140,333	10,697,624

Total cash and cash equivalents and restricted cash	$25,487,242	$11,039,234

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of March 31, 2025 and December 31, 2024 are as follows:

	As of
	March 31, 2025	December 31, 2024
Receivable
Affiliate:
Fideicomiso irrevocable de Emisión, Administración y Pago No. CIB/4323	$40,801	$-
Murano World, S. A. de C. V. (1)	-	12,732,729
Total related parties’ receivable	40,801	12,732,729

	As of
	March 31, 2025	December 31, 2024
Payable:
Affiliate:
Fideicomiso Murano 2000 CIB//3001 (2)	$13,028,859	$20,437,260
Murano PV, S. A. de C. V.	105,008	105,009
Total related parties payable	13,133,867	20,542,269

Current portion	$13,133,867	$20,542,269

(1)	This balance is related to expense reimbursement:

(2)	This balance is composed of the following transactions:

(i)	Guarantee deposit of $4,870,138 for lease payments included in the balance as of March 31, 2025 and December 31, 2024, respectively;
(ii)	Advance payments for expense reimbursement in the amount of $8,158,721 and $15,567,122 as of March 31, 2025 and December 31, 2024, respectively.

5.	Leases

The Company leases hotel equipment. Lease terms vary from contract to contract. Information on leases in which the Company is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

March 31, 2025	Hotel Equipment

Balance as of January 1,	$498,036,791
Depreciation charge for the year	(37,618,263)

Balance as of September 30,	$460,418,528

December 31, 2024	Hotel Equipment

Balance as of January 1,	$199,957,781
Addition to right-of-use-assets (1) y (2)	445,466,997
Depreciation charge for the year	(147,387,987)

Balance as of December 31,	$498,036,791

(1)	On January 1, 2024 the Company signed a sub.lease agreement with Murano World, S. A. de C. V. for the sublease of hotel equipment
(2)	On July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

Lease liability

Lease liability as of March 31, 2025 and December 31, 2024 is classified as follows:

March 31, 2025

Lease liability - hotel equipment	$517,334,815
Current portion of lease liability	$46,952,914
Lease liability excluding current portion	$470,381,901

December 31, 2024

Lease liability for hotel equipment	$527,220,124
Current portion of lease liability	$131,996,089
Lease liability excluding current portion	$395,224,035

Amounts recognized in profit or loss

	For the three month period ended March 31,
	2025	2024
Amounts recognized in profit and loss
Interest on lease liabilities	$7,695,983	$10,489,209

	$7,695,983	$10,489,209

Amounts recognized in the statement of cash flow
Total cash outflow	$17,581,292	$31,896,416

6.	Revenue

The Company’s operations and main revenue streams are as described in the last annual combined financial statements. The Company’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the three months ended Marh 31,
	2025	2024

Revenue from contracts with customers	$160,115,235	$-
Revenue for administrative services and expense reimbursements with related parties	5,961,207	58,743,628

Total revenue	$166,076,442	$58,743,628

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the three months ended March 31,
	2025	2024
Major products/service lines
All-inclusive	$139,568,390	$-
Spa services	3,941,276	-
Other services	16,605,569	-
Total revenue from contracts with customers	160,115,235	-

Administrative services with related parties	5,961,207	58,743,628

Total revenue	166,076,442	58,743,628

Timing of revenue recognition
Services and products transferred at a point in time	26,508,052	58,743,628
Services transferred over time	139,568,390	-

Total revenue from contracts with customers	$166,076,442	$58,743,628

The following are the key performance indicators of the hotel operations as of  March 31, 2025:

- Average daily rate (ADR)	$5,159
- Occupancy rate	72.2%
- Revenue per available room (RevPar)	$3,725

7.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the right-of-use assets and the lease liabilities items.

8.	Stockholders’ Equity

a.	Common stock at par value as of Marh 31, 2025 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	210,001	210,001
Total	260,001	$260,001

9.	Commitments and contingencies

1.
In accordance with Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Company, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Company are not comparable to those used with or between independent parties in comparable operations.

3.
The Company has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes.  As referred to in the Going Concern Note 2c, in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others.  The Company  has hired specialist professional advisors who are experienced in debt restructuring, to advise the Company on a plan to execute a possible  restructuring of the Senior Secured Notes.  Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful.

10.	Subsequent events

1.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

2.
The Company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

3.	Key business and financial metrics used by management during the months of April and May 2025 are as follows:

Indicator	April 2025	May 2025

ADR	$5,082	$4,841
Occupancy rate	63.8%	65.9%
RevPar	$3,242	$3,190

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